SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be included in statements filed pursuant to

13D-1(A) and amendments thereto filed pursuant to 13D-2(A)

(Amendment No. ___)*

Globecomm Systems Inc.

_____________________________________________________

(Name of Issuer)

Common Stock, $0.001 par value per share

_____________________________________________________

(Title of Class of Securities)

37956X103

_____________________________________________________

(CUSIP Number)

Jonathan Brooks

Smithwood Advisers, L.P.

1999 Avenue of the Stars, Suite 2040

Los Angeles, CA 90067

(310) 286-2929

_____________________________________________________

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 25, 2012

_____________________________________________________

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37956X103	13D	Page 2 of 11 Pages

1.	Name of Reporting Persons JMB Capital Partners Master Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) Working Capital
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,400,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,400,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 6%
14.	Type of Reporting Person (see instructions) PN

CUSIP No. 37956X103	13D	Page 3 of 11 Pages

1.	Name of Reporting Persons Smithwood Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,400,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,400,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 6%
14.	Type of Reporting Person (see instructions) OO

CUSIP No. 37956X103	13D	Page 4 of 11 Pages

1.	Name of Reporting Persons Smithwood Advisers, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,400,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,400,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 6%
14.	Type of Reporting Person (see instructions) PN

CUSIP No. 37956X103	13D	Page 5 of 11 Pages

1.	Name of Reporting Persons Smithwood General Partner, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,400,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,400,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 6%
14.	Type of Reporting Person (see instructions) OO

CUSIP No. 37956X103	13D	Page 6 of 11 Pages

1.	Name of Reporting Persons Jonathan Brooks
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,400,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,400,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 6%
14.	Type of Reporting Person (see instructions) IN

CUSIP No. 37956X103	13D	Page 7 of 11 Pages

Item 1. Security and the Issuer.

This statement relates to the Common Stock, $.001 par value per share (the “Common Stock”) of Globecomm Systems Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 45 Oser Avenue, Hauppauge, NY 11788.

Item 2. Identity and Background.

(a) This Statement is filed jointly by:

(i) JMB Capital Partners Master Fund, L.P., a Cayman Islands limited partnership (the “Master Fund”);

(ii) Smithwood Partners, LLC, a California limited liability company (“Partners”), which is the General Partner of the Master Fund;

(iii) Smithwood Advisers, L.P., a California limited partnership (“Advisers”), which is the Investment Adviser of the Master Fund;

(iv) Smithwood General Partner, LLC, a California limited liability company (“Smithwood GP”), which is the General Partner of Advisers; and

(v) Jonathan Brooks (“Brooks”), a United States citizen, who is the Managing Member of Partners and the controlling owner and Managing Member of Smithwood GP.

(The Master Fund, Partners, Advisers, Smithwood GP and Brooks are hereinafter collectively referred to as, the “Reporting Persons.”)

(b) The principal business address for each of the Reporting Persons is c/o Smithwood Advisers, L.P., 1999 Avenue of the Stars, Suite 2040, Los Angeles, CA 90067.

(c) The principal business of the Master Fund is investing in securities. The principal business of each of the other Reporting Persons is the management of investment funds and activities related thereto.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Master Fund is a limited partnership formed and existing under the laws of the Cayman Islands; Partners is a limited liability company formed and existing under the laws of the State of California; Advisers is a limited partnership formed and existing under the laws of the State of California; Smithwood GP is a limited liability company formed and existing under the laws of the State of California; and Brooks is a citizen of the United States.

Item 3. Source and Amount of Funds and Other Considerations.

The Master Fund purchased 1,400,000 shares of Common Stock of the Company (the “Shares”) in broker facilitated block trades with open market settlement. The aggregate purchase price for the Shares was $14,395,000 (exclusive of brokerage commission). All Shares were purchased with the Master Fund’s working capital.

CUSIP No. 37956X103	13D	Page 8 of 11 Pages

Item 4. Purpose of the Transaction.

The Reporting Persons acquired the Shares for investment in the ordinary course of business. However, the Reporting Persons support the position of Emancipation Capital, LP, as stated in a Schedule 13D filed with the Securities and Exchange Commission on October 16, 2012, and of Discovery Equity Partners, L.P. as stated in Amendment No. 2 to Schedule 13D filed on October 8, 2012, that investment bankers should be re-engaged to pursue a sale of the Company to a third party. In addition, in connection with the Annual Meeting of Stockholders of the Company to be held on November 15, 2012, the Reporting Persons state their opposition to the re-election of each of the outside director nominees and state their opposition to the Company’s proposal to amend and increase the number of shares under the Company’s 2006 stock incentive plan, as specified in Proposal 2 in the Company’s Proxy Statement filed with the Securities and Exchange Commission on October 5, 2012.

The Reporting Persons intend to review the Master Fund's investment in the Company on a continuing basis and may engage in discussions with Company’s management, its Board of Directors, other stockholders of the Company and other relevant parties, concerning the business, operations, governance, management, and future plans of the Company. Depending on various factors, including, without limitation, the Company's financial position and strategic direction, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the Master Fund's investment in the Company as the Reporting Persons deem appropriate, including, without limitation, purchasing additional shares of Common Stock, selling some or all of the Shares, engaging in short selling or any hedging or similar transactions with respect to the Shares, or otherwise changing their intention with respect to any and all matters referred to in this Item 4.

Accordingly, while except as set forth above, the Reporting Persons do not have any specific plans or proposals that would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, the Reporting Persons may from time to time consider pursuing or proposing to the Company or third parties any or all of such transactions.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the Master Fund is the owner of 1,400,000 shares of Common Stock. By virtue of their investment management authority, each of the other Reporting Persons may be deemed to beneficially own the shares of Common Stock owned by the Master Fund. Based on (i) 23,269,942 shares of Common Stock of the Company currently outstanding as of September 21, 2012 as reported in the Company’s Proxy Statement filed with the Securities and Exchange Commission on October 5, 2012, the Reporting Persons are currently the beneficial owner of 6% of the outstanding Common Stock.

(b) Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: Each of the Reporting Persons may be deemed to share the power to vote or to direct the vote of the shares held by the Master Fund.

CUSIP No. 37956X103	13D	Page 9 of 11 Pages

Sole power to dispose of or to direct the disposition: 0

Shared power to dispose of or to direct the disposition: Each of the Reporting Persons may be deemed to share the power to dispose of or to direct the disposition of the shares held by the Master Fund.

(c) Set forth below are transactions effected by the Master Fund in the Common Stock in the past sixty (60) days constituting all of the transactions effected by the Reporting Persons in the Company’s Common Stock in the past 60 days. The purchases were made in broker facilitated block trades with open market settlement.

TRADE DATE	SHARES PURCHASED	PURCHASE PRICE
10/25/2012	1,250,000	$10.25[1]
10/25/2012	150,000	$10.55[1]

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1 - Joint Filing Agreement.

1 Excluding brokerage commissions of $.02 per share.

CUSIP No. 37956X103	13D	Page 10 of 11 Pages

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2012

JMB Capital Partners Master Fund, L.P.
By:	Smithwood Partners, LLC, its General Partner

By:	/s/ Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Partners, LLC

By:	/s/ Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Advisers, L.P.
By:	Smithwood General Partner, LLC,
its General Partner

By:	/s/ Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood General Partner, LLC

By:	/s/ Jonathan Brooks
Jonathan Brooks, Managing Member

/s/Jonathan Brooks
Jonathan Brooks

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 37956X103	13D	Page 11 of 11 Pages

Exhibit No. 1

JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Globecomm Systems Inc. and hereby affirms that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated: October 25, 2012

JMB Capital Partners Master Fund, L.P.
By:	Smithwood Partners, LLC, its General Partner

By:	/s/ Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Partners, LLC

By:	/s/ Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Advisers, L.P.
By:	Smithwood General Partner, LLC,
its General Partner

By:	/s/ Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood General Partner, LLC

By:	/s/ Jonathan Brooks
Jonathan Brooks, Managing Member

/s/Jonathan Brooks
Jonathan Brooks